Shinhan Bank attains China government’s approval to establish an overseas subsidiary

Shinhan Bank, a wholly-owned bank subsidiary of Shinhan Financial Group, has attained approval of the China financial regulatory authority to establish an overseas subsidiary at Beijing, China, on January 30, 2008.